UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 7)



DISH NETWORK CORP-A
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(Name of Issuer)


Common
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(Title of Class of Securities)


25470M109
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(CUSIP Number)


December 31, 2016
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(Date of Event Which Requires Filing Of This Statement)



Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

(X) Rule 13d-1(b)
( ) Rule 13d-1(c)
( ) Rule 13d-1(d)





























                                   13G
CUSIP     25470M109

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1.   Name of reporting person
     S.S. or I.R.S. identification no. of above person

     Putnam Investments, LLC. d/b/a/ Putnam Investments
     26-1080669
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2.   Check the appropriate box if a member of a group
     (a)  (   )                    (b)  (   )
--------------------------------------------------------------------------------
3.   SEC use only

--------------------------------------------------------------------------------
4.   Citizenship or place of organization
     Delaware
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Number of shares beneficially owned by each reporting person with:
	5. Sole Voting Power
	   147,666
	------------------------
	6. Shared Voting Power
           NONE
	------------------------
        7. Sole Dispositive
	   25,330,705
	------------------------
        8. Shared Dispositive
           NONE
--------------------------------------------------------------------------------
9.   Aggregate amount beneficially owned by each reporting person
     25,330,705
--------------------------------------------------------------------------------
10.  Check box if the aggregate amount in row (9) excludes certain shares ( )
--------------------------------------------------------------------------------
11.  Percent of class represented by amount in row 9
     11.2%
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12.  Type of Reporting person
     HC
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                                   13G
CUSIP     25470M109

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1.   Name of reporting person
     S.S. or I.R.S. identification no. of above person

     Putnam Investment Management, LLC.
     04-3542621
--------------------------------------------------------------------------------
2.   Check the appropriate box if a member of a group
     (a)  (   )                    (b)  (   )
--------------------------------------------------------------------------------
3.   SEC use only

--------------------------------------------------------------------------------
4.   Citizenship or place of organization
     Delaware
--------------------------------------------------------------------------------
Number of shares beneficially owned by each reporting person with:
	5. Sole Voting Power
	   417
	------------------------
	6. Shared Voting Power
           NONE
	------------------------
        7. Sole Dispositive
	   25,034,489
	------------------------
        8. Shared Dispositive
           NONE
--------------------------------------------------------------------------------
9.   Aggregate amount beneficially owned by each reporting person
     25,034,489
--------------------------------------------------------------------------------
10.  Check box if the aggregate amount in row (9) excludes certain shares ( )
--------------------------------------------------------------------------------
11.  Percent of class represented by amount in row 9
     11.0%
--------------------------------------------------------------------------------
12.  Type of Reporting person
     IA
--------------------------------------------------------------------------------



















                                   13G
CUSIP     25470M109

--------------------------------------------------------------------------------
1.   Name of reporting person
     S.S. or I.R.S. identification no. of above person

     The Putnam Advisory Company, LLC.
     04-3543039
--------------------------------------------------------------------------------
2.   Check the appropriate box if a member of a group
     (a)  (   )                    (b)  (   )
--------------------------------------------------------------------------------
3.   SEC use only

--------------------------------------------------------------------------------
4.   Citizenship or place of organization
     Delaware
--------------------------------------------------------------------------------
Number of shares beneficially owned by each reporting person with:
	5. Sole Voting Power
	   147,249
	------------------------
	6. Shared Voting Power
           NONE
	------------------------
        7. Sole Dispositive
	   296,216
	------------------------
        8. Shared Dispositive
           NONE
--------------------------------------------------------------------------------
9.   Aggregate amount beneficially owned by each reporting person
     296,216
--------------------------------------------------------------------------------
10.  Check box if the aggregate amount in row (9) excludes certain shares ( )
--------------------------------------------------------------------------------
11.  Percent of class represented by amount in row 9
     0.1%
--------------------------------------------------------------------------------
12.  Type of Reporting person
     IA
--------------------------------------------------------------------------------



















                                   13G
CUSIP     25470M109

--------------------------------------------------------------------------------
1.   Name of reporting person
     S.S. or I.R.S. identification no. of above person

     Putnam Capital Spectrum Fund
     26-4376599
--------------------------------------------------------------------------------
2.   Check the appropriate box if a member of a group
     (a)  (   )                    (b)  (   )
--------------------------------------------------------------------------------
3.   SEC use only

--------------------------------------------------------------------------------
4.   Citizenship or place of organization
     Massachusetts
--------------------------------------------------------------------------------
Number of shares beneficially owned by each reporting person with:
	5. Sole Voting Power
	   18,219,072
	------------------------
	6. Shared Voting Power
           NONE
	------------------------
        7. Sole Dispositive
	   18,219,072
	------------------------
        8. Shared Dispositive
           NONE
--------------------------------------------------------------------------------
9.   Aggregate amount beneficially owned by each reporting person
     18,219,072
--------------------------------------------------------------------------------
10.  Check box if the aggregate amount in row (9) excludes certain shares ( )
--------------------------------------------------------------------------------
11.  Percent of class represented by amount in row 9
     8.0%
--------------------------------------------------------------------------------
12.  Type of Reporting person
     IV
--------------------------------------------------------------------------------



















Item 1(a)  Name of Issuer:

DISH NETWORK CORP-A
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Item 1(b)  Address of Issuer's Principal Executive Offices:

9601 S. Meridian Blvd.
Englewood, CO 80112

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Item 2(a)                    		Item 2(b)

Name of Person Filing:       		Address or principal business office or,
                             		if none, residence:

Putnam Investments, LLC d/b/a  		One Post Office Square
Putnam Investments ("PI")     		Boston, Massachusetts 02109
on behalf of itself and:

Putnam Investment Management   		One Post Office Square
Management, LLC. ("PIM")     		Boston, Massachusetts 02109

The Putnam Advisory          		One Post Office Square
Company, LLC. ("PAC")         		Boston, Massachusetts 02109

**Putnam Capital Spectrum Fund          One Post Office Square
                                        Boston, Massachusetts 02109
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Item 2(c) Citizenship:
PI, PIM and PAC are limited liability companies organized under Delaware law. The citizenship of other persons identified in Item 2(a) is designated as follows:

**Voluntary association known as Massachusetts business trust -
Massachusetts law
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Item 2(d) Title of Class of Securities:
Common
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Item 2(e) Cusip Number:
25470M109
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Item 3. If this statement is filed pursuant to 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:


(a)( )  Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)( )  Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);


(c)( ) Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)(X)	Investment company registered under section 8 of the Investment Company
	Act of 1940 (15 U.S.C 80a-8);

(e)(X)  An investment adviser in accordance with 240.13d-1(b)(1)(ii)(E);

(f)( ) An employee benefit plan or endowment fund in accordance with 240.13d-1(b)(1)(ii)(F);

(g)(X) A parent holding company or control person in accordance with 240.13d-1(b)(1)(ii)(G);

(h)( ) 	A savings associations as defined in Section 3(b) of the Federal
	Deposit Insurance Act (12 U.S.C. 1813);

(i)( )	A church plan that is excluded from the definition of an investment
	company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)( )	A non-U.S. institution in accordance with 240.13d-1(b)(1)(ii)(J);

(k)( ) 	Group, in accordance with 240.13d-1(b)(1)(ii)(K). If filing as a
	non-U.S. institution in accordance with 240.13d-1(b)(1)(ii)(J), please specify the type of institution: ____________________________





























Item 4. Ownership

				PIM*	+	PAC*	=	PI**
				----		----		----

(a)  Amount Beneficially        25,034,489      296,216         25,330,705
     Owned:

(b)  Percent of Class:          11.0%           0.1%            11.2%

(c)  Number of shares as to
     which the person has:

 (1) Sole power to vote         417             147,249         147,666
     or to direct the vote;
     (but see Item 7)

 (2) Shared power to vote   	NONE          	NONE         	NONE
     or to direct the vote;
     (but see Item 7)

 (3) Sole power to dispose
     or to direct the           25,034,489      296,216         25,330,705
     disposition of;
     (but see Item 7)

 (4) Shared power to
     dispose or to direct   	NONE         	NONE          	NONE
     the disposition of;
     (but see Item 7)


 * Investment adviser subsidiary of PI
** Parent company to PIM and PAC

Note: as part of the Putnam Family of Funds, and the 25,034,489 shares held by PIM, the Putnam Capital Spectrum Fund held 18,219,072 shares, or 8.0%



























Item 5. Ownership of 5 Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5
percent of the class of securities, check the following   ( )


Item 6. Ownership of More than Five/Ten Percent on Behalf of Another Person:

Clients of or the persons filing this Schedule 13G have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities reported on this Schedule 13G. Unless otherwise indicated by the persons filing this Schedule 13G, no person's interest relates to more than five percent of the class of securities. Securities reported on this Schedule 13G as being beneficially owned by PI consist of securities beneficially owned by subsidiaries of PI which are registered investment advisers, which in turn include securities beneficially owned by clients of such investment advisers, which clients may include investment companies registered under the Investment Company Act and/or employee benefit plans, pension funds, endowment funds or other institutional clients.


Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

PI, wholly owns two registered investment advisers: Putnam Investment Management, LLC, which is the investment adviser to the Putnam family of mutual funds and the Putnam Advisory Company, LLC, which is the investment adviser to Putnam's institutional clients. Both subsidiaries have dispositive power over the shares as investment managers. In the case of shares held by the Putnam mutual funds managed by Putnam Investment Management, LLC, the mutual funds, through their boards of trustees, have voting power. Unless otherwise indicated, The Putnam Advisory Company, LLC has sole voting power over the shares held by its institutional clients.

Pursuant to Rule 13d-4, PI declares that the filing of this Schedule
13G shall not be deemed an admission for the purposes of Section 13(d) or 13(g) that it is the beneficial owner of any securities covered by this Schedule 13G, and further states that it does not have any power to vote or dispose of, or direct the voting or disposition of, any of the securities covered by this
Schedule 13G.


Item 8. Identification and Classification of Members of the Group:

Not applicable.


Item 9. Notice of Dissolution of Group:

Not applicable













Item 10. Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under 240.14a-11.


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Putnam Investments, LLC

	/s/  Harold P. Short Jr.
BY:   	-------------------------------------
        Signature


        Name/Title:	Harold P. Short Jr.

        		Director of Trade Oversight
			and International Compliance

        Date:     	February 14, 2017


For this and all future filings, reference is made to Power of Attorney dated February 15, 2011, with respect to duly authorized signatures on behalf of Putnam Investments LLC., Putnam Investment Management, LLC.,
The Putnam Advisory Company, LLC. and any Putnam Fund wherever applicable.

For this and all future filings, reference is made to an Agreement dated June 28, 1990, with respect to one filing of Schedule 13G on behalf of said entities, pursuant to Rule 13d-1(f)(1).